Exhibit 99.3

Lang Michener LLP
BCE Place, 181 Bay Street, Suite 2500
P.O. Box 747
Toronto, ON M5J 2T7
Canada
Telephone: 416-360-8600
Facsimile: 416-365-1719

Vasogen Inc.
2155 Dunwin Drive
Suite 10
Mississauga, Ontario, L5L 4M1

        February 26, 2004

Re: Vasogen Inc.

Dear Ladies and Gentlemen:

        Reference is made to the Prospectus Supplement, dated February 26, 2004 (the "Prospectus"), of Vasogen Inc., a corporation incorporated under the Canada Business Corporations Act (the "Company"), relating to the public offering of 8,500,000 shares of common stock, no par value, of the Company.

        We hereby consent to the reference to this firm in the Prospectus under the captions "Certain Income Tax Considerations — Canadian Federal Income Tax Considerations for United States Residents," "Enforcement of Civil Liabilities" and "Legal Matters." In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

    Yours very truly,

    /s/ Lang Michener LLP

    LANG MICHENER LLP